Filed pursuant to Rule 433
Dated October 13, 2016

Registration No. 333-213984

MEDLEY LLC

$28,595,000
6.875% Senior Notes due August 15, 2026

Term Sheet

Issuer:	Medley LLC
Security description:	6.875% Senior Notes due 2026 (the “New 2026 Notes”). The New 2026 Notes constitute a further issuance of the 6.875% Senior Notes due 2026, of which $28,595,000principal amount was issued on August 9, 2016 (the “Existing 2026 Notes” and together with the New 2026 Notes, the “Notes”). The New 2026 Notes will form a single series with the Existing 2026 Notes and will have the same terms other than the initial offering price. Immediately upon settlement, the New 2026 Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing 2026 Notes. Upon completion of this offering, an aggregate $53,595,000 of Notes will be outstanding.
Type of offering:	SEC Registered
Principal amount:	$28,595,000
Over-allotment option:	$4,289,250
Maturity:	August 15, 2026
Coupon:	6.875%
Interest payment dates:	February 15, May 15, August 15 and November 15, beginning November 15, 2016
Regular record dates:	February 1, May 1, August 1 and November 1
Redemption:	Redeemable at par on or after August 15, 2019
Trade date:	October 13, 2016
Settlement:	T+3; October 18, 2016
Offering price:	$24.45 (97.8%) per Note. The purchase price of the New 2026 Notes includes accrued interest from August 9, 2016 to, but not including, the date of settlement.
Underwriting Discounts and Commissions:	$0.77018 per New 2026 Note
Price to issuer:	$23.67982 per New 2026 Note
Proceeds, before expenses:	$27,084,978
CUSIP / ISIN:	58503Y 105/ US58503Y1055
Ratings*:	Egan-Jones Ratings Company: A-
Listing:	The Notes are listed on the NYSE under the trading symbol “MDLX.”
Joint Book-Running Managers:	FBR Capital Markets & Co. Incapital LLC Ladenburg Thalmann & Co. Inc. Compass Point Research & Trading, LLC William Blair & Company, L.L.C. JonesTrading Institutional Services LLC

Co-Manager:	National Securities Corporation Maxim Group LLC
Trustee:	U.S. Bank National Association

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any purchasing agent or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by emailing FBR Capital Markets & Co. at prospectuses@fbr.com.